Rule 12g3-2(b) File No. 82/5168

03 NOV 18 AM 7:21

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

[redacted]

03037452

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

14 November 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosure: - Press statement dated 12 November 2003 "Orange Board to appoint Sanjiv Ahuja as Director".

11/18

Rule 12g3-2(b) File No. 82/5168

orange

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

COPY

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

14 November 2003

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosure: - Press statement dated 12 November 2003 "Orange Board to appoint Sanjiv Ahuja as Director".

orange™

Orange Board to appoint Sanjiv Ahuja as Director

Paris/London, 12 November 2003 - The Board of Directors of Orange SA met on 4 November 2003, under the chairmanship of Thierry Breton. It was decided to propose Sanjiv Ahuja as a new Board Director to the next Orange shareholder meeting. Until that time, Sanjiv Ahuja will be invited to attend Orange SA Board meetings.

Sanjiv joined Orange SA in April 23, 2003 as Chief Operating Officer. He was previously CEO of Comstellar Technologies, a California-based company focused on creating and bringing to market innovative communications technologies. He was a co-founder of the company in 2000, whose financial partners include Goldman Sachs, JP Morgan and Lehman Brothers. Prior to this he was president of Telcordia Technologies, providers of consulting services and communications software used by 80 per cent of the US telecommunications network.

Sanjiv began his career at IBM in 1979 as a software engineer, and went on to hold a variety of roles in software development, design and marketing at IBM until 1994. He has a degree in electrical engineering from Delhi University, India, and a Masters in computer science from Columbia University in New York.

Notes to Editors
The Orange group, a subsidiary of France Télécom, is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at 30 September 2003, the **Orange Group had** 46.9 million customers, **Orange France** 19.6 million, of which 19.2 million (97.7%) were active under the "Autorité de Régulation des Télécommunications" ("ART") definition, **and the Orange UK** active customer base was 13.4 million.

France Telecom Press Office	**+ 33 (0)1 44 44 93 93**
Orange Media Centre	**+ 44 (0) 20 7984 2000**

Press release